Exhibit 99.1

English Translation of Consultant Service Agreement for Enterprise Strategic Transformation

The Consultant Service Agreement for Enterprise Strategic Transformation (hereinafter referred to as “the Agreement”) was concluded by the following parties on February 19, 2021:

Party A: TAOPING INC.

Address: 21F, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen China 518040.

Party B: GREAT BAY CAPITAL INVESTMENT LIMITED

Address: Unit 3317 33/F Shui On Center, Nos. 6-8 Harbor Road, Wanchai, Hong Kong

Party A and Party B are collectively referred to as “both parties” and individually referred to as “either party” in the Agreement.

Whereas:

1. Party A is a company listed on NASDAQ with stock symbol: TAOP.

2. Party B is an excellent investment management company that has engaged in overseas capital markets for many years with rich investment experience and project resources, as well as relevant experience in enterprise financing, M&A and restructuring.

3. Party A intends to reach an investment service agreement with Party B on its strategic transformation. Through friendly negotiation, both parties agree as follows:

I. Cooperation Objectives

1.1 Party A entrusts Party B as the strategic transformation service consultant. Party B shall make every reasonable effort to assist Party A in achieving the strategic transformation goal as soon as possible.

1.2. The Agreement shall become effective on the date of signing by both parties and shall be valid for 24 months. Upon expiration of the Agreement, both parties may renew the Agreement through negotiation according to the status of implementation.

II. Service Remuneration

2.1 As agreed upon by both parties, Party A shall issue the TAOP Warrant to Party B or its designated company or person in accordance with the following terms so as to realize deep cooperation:

During the term of the Agreement, Party A shall issue the Taoping Inc. (NASDAQ: TAOP) Warrant to purchase up to one million ordinary shares to Party B. Such Warrant shall be valid for 180 days from the date of issuance, and shall automatically become invalid if it is not exercised within such exercise period.

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The Warrant to purchase one million ordinary shares shall be issued within one week upon signing of the Agreement. The exercise price of the Warrant shall be US$3.50 per share. Such Warrant must be exercised by Party B in the form of cash.

III. Strategic Transformation Consultant Service Plan

3.1 Issue a strategic transformation scheme report, help Party A expand blockchain-related industries based on the existing Taoping Smart Cloud Platform, so as to provide industry consultation, introduce strategic investment institutions, and formulate the appropriate M&A scheme.

Party B shall be fully entitled to request Party A to cooperate with the enterprise information investigation. Part B shall deliver the preliminary strategic transformation scheme within 30 days upon signing of the Agreement, and deliver the final scheme within 90 days after full communication and adjustment with Party A.

3.2 Introduce well-known investment institutions to negotiate with Party A about strategic investment.

Party B shall introduce at least two well-known professional investment institutions in the industry and complete the introduction before the delivery of the preliminary strategic transformation scheme.

3.3 Party B shall introduce the potential M&A targets, assist Party A in completing the relevant due diligence, and propose the M&A scheme.

The preliminary strategic transformation scheme delivered by Party B shall cover at least two potential M&A targets. Within 90 days upon signing of the Agreement, an appropriate M&A scheme for Party A with respect to different potential M&A targets shall be proposed. After negotiation of both parties, the M&A scheme shall be finally determined by Party A.

3.4 Upon delivery of the final strategic transformation scheme, Party B shall be obliged to assist Party A in the implementation.

Party B shall be entitled to provide corrective opinions at any time of the implementation stage with respect to Party A’s inadequate implementation, and issue a modification scheme if necessary. Party A shall modify the scheme after communication with Party B according to the actual situation before implementation.

IV. Mutual Reporting

4.1 Party A shall make all reasonable efforts to provide all relevant true information to Party B and make every reasonable effort to ensure such information is true, accurate and complete.

4.2 Both parties shall arrange a direct contact person to be responsible for information exchange and implementation feedback.

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V. Confidentiality

5.1 The Agreement and the matters contained herein are confidential information and shall not be disclosed by either party unless required by relevant laws, administrative regulations and competent authorities.

5.2 Party A / Party B shall undertake the liability for compensation and other liabilities for losses actually caused to Party B / Party A by its violation of the above provisions.

VI. Liability for Breach of the Agreement

6.1 Any breach by either party of its obligations under the Agreement shall constitute a breach of the Agreement. The breaching party shall immediately cease such breach upon receipt of a written notice from the non-breaching party on correction of such breach, and shall be liable for all economic losses caused to the non-breaching party by its breach.

6.2 Party A shall be entitled to terminate the Agreement and request Party B to make payment of liquidated damages if Party B fails to perform its obligations hereunder and still refuses to perform after being urged by Party A. The specific amount of liquidated damages shall be determined depending on the liability for breach of the Agreement and the loss for breach of the Agreement. The upper limit of liquidated damages shall be the full proceeds obtained by Party B through the Agreement, including but not limited to the Warrant. If Party B has not exercised the Warrant, Party A shall be entitled to revoke the Warrant issued to Party B for the unexercised portion.

6.3 Both parties may modify and supplement the Agreement in written form through negotiation. In addition, neither party shall modify the Agreement without authorization; otherwise, it shall bear the corresponding liability for breach of the Agreement.

VII. Application of Laws and Resolution of Disputes

7.1 The Agreement shall be governed by and interpreted in accordance with the laws of Hong Kong.

7.2 Both parties shall make every reasonable effort to resolve any disputes arising from or in connection with the Agreement through friendly negotiation. If such dispute cannot be resolved through negotiation within sixty (60) days from the date when either party issues a notice to the other party, such dispute shall be submitted to Hong Kong International Arbitration Center for arbitration.

VIII. Others

8.1. The Agreement shall come into force after being signed and sealed by both parties.

8.2 The Agreement is made in quadruplicate, two for each party, all of which have the equal legal effect.

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Party A: TAOPING INC.

Signature of Authorized Representative:

Party B: GREAT BAY CAPITAL INVESTMENT LIMITED

Signature of Authorized Representative:

Date of signing: February 19, 2021

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